The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

RECEIVED
2005 NOV 29 P 12:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 25, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
[redacted]

05012888

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

BUSINESS RESULTS FOR THE 1ST HALF OF FISCAL YEAR 2005

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

Mitsui Trust Holdings, Inc.

Business Results for the First Half of Fiscal Year Ended September 30, 2005 <Consolidated>

33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan
Listed Stock Exchanges Tokyo, Osaka, Nagoya
Stock Code Number: 8309
(URL: http://www.mitsuitrust-fg.co.jp/)
Date of Board of Directors' Meeting: November 24, 2005
President: Kiichiro Furusawa

1.Business Results for the 1st Half of Fiscal Year 2005 (from April 1, 2005 to September 30, 2005)

(1)Business Results

<Note>Amounts less than one million yen are omitted.

	Ordinary Income	(year on year change)	Ordinary Profits	(year on year change)	Net Income	(year on year change)
	yen in millions	%	yen in millions	%	yen in millions	%
1st Half '05	223,757	-8.5	67,681	-11.4	58,671	66.1
1st Half '04	244,416	0.5	76,414	59.2	35,318	57.3
'04	510,911		157,408		94,036	

	Net Income per Common Share	Net Income per Common Share(Diluted)
	yen	yen
1st Half '05	71.30	32.71
1st Half '04	42.92	19.69
'04	107.86	52.43

Note: 1. Net Income(loss) from Unconsolidated Entities by Equity Method 1st Half of Year Ended September 30,2005 : 276million yen
1st Half of Year Ended September 30,2004 : 440million yen
The Year Ended March 31, 2005 : 724million yen

2. Average Number of Common Shares Outstanding 1st Half of Year Ended September 30,2005 : 822,823,946 shares
1st Half of Year Ended September 30,2004 : 822,846,731 shares
The Year Ended March 31, 2005 : 822,917,013 shares

(2)Financial Position

	Total Assets	Net Capital	Net Capital Ratio	Net Capital per Common Share	Consolidated BIS Ratio (uniform domestic standard)
	yen in millions	yen in millions	%	yen	%
1st Half '05	13,294,771	704,679	5.3	331.10	*preliminary* 11.01
1st Half '04	13,119,772	496,041	3.8	77.51	10.03
'04	13,431,441	606,611	4.5	205.49	10.34

Note: Number of Common Shares Issued at 1st Half of Year Ended September 30 2005 : 822,807,535 shares
1st Half of Year Ended September 30 2004 : 823,036,460 shares
The Year Ended March 31,2005 : 822,830,932 shares

(3)Cash Flow Position

	Net Cash from Operating Activities	Net Cash from Investing Activities	Net Cash from Financing Activities	Cash and Cash Equivalents at the End of Period
	yen in millions	yen in millions	yen in millions	yen in millions
1st Half '05	-350,585	321,901	-18,787	400,486
1st Half '04	-15,969	-68,369	-47,426	325,859
'04	310,097	-231,703	-88,032	448,014

(4)Basis of Consolidation

Number of Consolidated Subsidiaries: 27
Number of Unconsolidated Subsidiaries Accounted for Equity Method : -
Number of Affiliates Accounted for Equity Method : 3

(5)Change in Number of Subsidiaries and Affiliates

Consolidated Subsidiaries : -
Affiliates Accounted for Equity Method : -

2. Estimate for This Fiscal Year (from April 1, 2005 to March 31, 2006)

	Ordinary Income	Ordinary Profits	Net Income
	yen in millions	yen in millions	yen in millions

Mitsui Trust Holdings , Inc.

Consolidated Balance Sheets

(Banking Account) (yen in millions)

	1st Half '05 (A)	1st Half '04 (B)	(A)-(B)	'04(C)	(A)-(C)
Assets					
Cash and Due from Banks	422,904	384,427	38,476	509,803	-86,899
Call Loans and Bills Bought	30,524	4,041	26,483	12,010	18,513
Receivables under Resale Agreements	20,899	900	19,999	900	19,999
Receivables under Securities Borrowing Transactions	168,738	207,403	-38,665	53,750	114,988
Monetary Claims Bought	114,068	104,664	9,404	116,341	-2,273
Trading Assets	22,352	27,073	-4,720	29,249	-6,896
Money Held in Trust	12,526	12,176	349	11,785	740
Investment Securities	3,799,492	3,869,985	-70,493	4,006,293	-206,801
Loans and Bills Discounted	7,060,065	7,187,400	-127,334	7,144,578	-84,512
Foreign Exchanges	878	917	-39	1,881	-1,002
Other Assets	365,352	373,545	-8,192	373,165	-7,812
Premises and Equipment	218,798	228,327	-9,529	220,823	-2,025
Deferred Tax Assets	224,917	249,120	-24,202	236,157	-11,240
Goodwill	9,038	-	9,038	9,111	-72
Customers' Liabilities for Acceptances and Guarantees	894,732	553,256	341,475	771,790	122,941
Reserve for Possible Loan Losses	-70,517	-83,467	12,950	-66,200	-4,317
Total Assets	**13,294,771**	**13,119,772**	**174,998**	**13,431,441**	**-136,670**
Liabilities					
Deposits	8,880,791	8,891,374	-10,583	8,729,578	151,213
Negotiable Certificates of Deposit	225,140	154,230	70,910	208,010	17,130
Call Money and Bills Sold	203,607	221,357	-17,750	325,231	-121,623
Payables under Repurchase Agreements	10,792	-	10,792	49,999	-39,207
Payables under Securities Lending Transactions	602,303	794,772	-192,468	875,826	-273,522
Trading Liabilities	4,054	6,541	-2,487	8,226	-4,172
Borrowed Money	165,403	276,071	-110,667	174,072	-8,669
Foreign Exchanges	3	7	-3	36	-33
Bonds and Notes	209,820	138,541	71,279	199,675	10,145
Convertible Bonds and Notes	231	456	-225	381	-150
Payable to Trust Account	1,120,635	1,288,528	-167,893	1,239,126	-118,490
Other Liabilities	145,350	181,943	-36,593	118,757	26,593
Reserve for Employees' Bonus	3,080	2,911	168	3,053	27
Reserve for Employee Retirement Benefits	1,667	1,348	319	1,567	100
Reserve for Expenses Related to EXPO 2005 Japan	110	66	43	89	20
Deferred Tax Liabilities	16,058	6,177	9,880	12,914	3,143
Goodwill	-	1,227	-1,227	-	-
Acceptances and Guarantees	894,732	553,256	341,475	771,790	122,941
Total Liabilities	**12,483,782**	**12,518,813**	**-35,030**	**12,718,338**	**-234,555**
Minority Interest					
Minority Interest	**106,309**	**104,917**	**1,391**	**106,492**	**-182**
Stockholders' Equity					
Capital Stock	261,579	261,467	112	261,504	75
Capital Surplus	126,247	126,122	125	126,171	75
Retained Earnings	213,565	102,750	110,815	161,516	52,048
Revaluation Reserve for Land, Net of Taxes	-15,523	-14,762	-760	-14,810	-713
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	120,415	21,594	98,820	73,591	46,823
Foreign Currency Translation Adjustments	-666	-649	-16	-610	-56
Treasury Stock	-938	-480	-458	-752	-185
Total Stockholders' Equity	**704,679**	**496,041**	**208,637**	**606,611**	**98,067**
Total Liabilities , Minority Interest in Consolidated Subsidiaries and Stockholders' Equity	**13,294,771**	**13,119,772**	**174,998**	**13,431,441**	**-136,670**

Mitsui Trust Holdings, Inc.

Consolidated Statements of Income

(Banking Account) (yen in millions)

	1st Half '05 (A)	1st Half '04 (B)	(A)-(B)	'04(C)
Ordinary Income	**223,757**	**244,416**	**-20,659**	**510,911**
Trust Fees	37,540	49,590	-12,049	89,157
Interest Income	72,914	73,964	-1,049	159,988
Interest on Loans and Bills Discounted	43,458	51,085	-7,626	103,096
Interest and Dividends on Investment Securities	25,003	21,821	3,181	53,558
Fees and Commissions Received	58,130	47,524	10,606	99,341
Trading Revenue	2,336	4,853	-2,517	7,793
Other Operating Income	10,832	21,630	-10,797	74,841
Other Income	42,002	46,854	-4,851	79,788
Ordinary Expenses	**156,076**	**168,002**	**-11,926**	**353,503**
Interest Expenses	23,010	23,646	-635	46,598
Interest on Deposits	8,715	10,467	-1,752	19,725
Fees and Commissions Paid	7,472	8,535	-1,063	16,168
Trading Expenses	-	465	-465	737
Other Operating Expenses	10,916	22,160	-11,244	56,369
General and Administrative Expenses	63,685	63,734	-48	127,266
Other Expenses	50,991	49,461	1,530	106,364
Ordinary Profits	**67,681**	**76,414**	**-8,732**	**157,408**
Extraordinary Profits	**1,317**	**2,354**	**-1,037**	**2,970**
Extraordinary Losses	**1,078**	**5,292**	**-4,214**	**10,191**
Income before Income Taxes	**67,920**	**73,476**	**-5,556**	**150,188**
Provision for Income Taxes	**5,453**	**2,749**	**2,703**	**5,485**
Deferred Income Taxes	**692**	**31,858**	**-31,166**	**44,502**
Minority Interests in Net Income	**3,103**	**3,549**	**-445**	**6,163**
Net Income	**58,671**	**35,318**	**23,352**	**94,036**

<note> Amounts less than one million yen are omitted.

Mitsui Trust Holdings,Inc.

Consolidated Statements of Capital Surplus and Retained Earnings

(Banking Account) (yen in millions)

	1st Half '05 (A)	1st Half '04 (B)	(A)-(B)	'04(C)
Capital Surplus:				
Balance of Capital Surplus at Beginning of the Period	**126,171**	**125,802**	**369**	**125,802**
Increase of Capital Surplus	**75**	**319**	**-243**	**369**
Conversion of Bonds with Warrants	75	5	70	42
Gains on Disposal of Treasury Stocks	0	314	-313	326
Balance of Capital Surplus at End of the Period	**126,247**	**126,122**	**125**	**126,171**
Retained Earnings:				
Balance of Retained Earnings at Beginning of the Period	**161,516**	**74,732**	**86,783**	**74,732**
Increase of Retained Earnings	**59,384**	**35,344**	**24,039**	**94,110**
Net Income	58,671	35,318	23,352	94,036
Transfer from Revaluation Reserve for Land, Net of Taxes	713	26	686	74
Decrease of Retained Earnings	**7,335**	**7,326**	**8**	**7,326**
Dividends	7,335	7,326	8	7,326
Balance of Retained Earnings at End of the Period	**213,565**	**102,750**	**110,815**	**161,516**

<Note>Amounts less than one million yen are omitted.

Mitsui Trust Holdings,Inc.

Consolidated Statements of Cash Flows

(Banking Account) (yen in millions)

	1st Half '05 (A)	1st Half '04 (B)	(A)-(B)	'04(C)
I . Cash Flows from Operating Activities :				
Net Income Before Income Taxes and Minority Interests	67,920	73,476	-5,556	150,188
Depreciation and Amortization	22,955	22,754	201	47,227
Impairment Loss	519	-	519	-
Amortization of Negative Goodwill	72	-	72	483
Equity in Earnings of affiliates	-276	-440	163	-724
Provision for Reserve for Possible Loan Losses	4,317	-15,897	20,214	-33,191
Provision for Reserve for Employees' Bonus	27	-81	108	-34
Provision for Employee Retirement Benefits	100	-70	170	-262
Provision for Expenses Related to EXPO 2005 Japan	20	21	-0	44
Accrued Interest and Dividend Income	-72,914	-73,964	1,049	-159,988
Accrued Interest Expenses	23,010	23,646	-635	46,598
Investment Securities Losses (Gains)	-3,607	-8,393	4,785	-6,343
Losses (Gains) on Money Held in Trust	-74	166	-240	49
Foreign Exchange Losses (Gains)	-23,866	-14,854	-9,012	-8,723
Losses (Gains) on Sales of Premises and Equipment	500	896	-395	1,273
Net Decrease (Increase) in Trading Assets	6,896	-5,968	12,865	-8,144
Net Increase (Decrease) in Trading Liabilities	-4,172	2,243	-6,416	3,928
Net Decrease (Increase) in Loans and Bills Discounted	84,512	2,552	81,960	45,374
Net Increase (Decrease) in Deposits	151,213	-9,166	160,379	-170,962
Net Increase (Decrease) in Negotiable Certificates of Deposits	17,130	-61,300	78,430	-7,520
Net Increase (Decrease) in Borrowed Money (Excluding Subordinated Borrowings)	4,330	-25,925	30,256	-27,923
Net Decrease (Increase) in Interest-Earning Deposits in Other Banks	39,371	5,724	33,646	2,504
Net Decrease (Increase) in Call Loans and Others	-36,341	-37,563	1,222	-57,156
Net Increase (Decrease) in Deposit for Securities Borrowing Transactions	-114,988	-172,976	57,988	-19,323
Net Increase (Decrease) in Call Money and Others	-160,830	-96,659	-64,170	57,213
Net Increase (Decrease) in Deposit for Securities Lending Transactions	-273,522	376,589	-650,112	457,644
Net Decrease (Increase) in Foreign Exchanges (Assets)	1,002	5,795	-4,792	4,832
Net Increase (Decrease) in Foreign Exchanges (Liabilities)	-33	-21	-11	7
Net Increase (Decrease) in Payable to Trust Account	-118,490	-54,571	-63,919	-103,973
Interest and Dividends Received	75,057	77,511	-2,454	164,231
Interest Paid	-24,371	-28,629	4,258	-53,476
Other	-14,713	5,705	-20,418	-4,531
Subtotal	**-349,245**	**-9,400**	**-339,845**	**319,319**
Income Taxes Paid	-1,340	-6,569	5,229	-9,222
Net Cash from Operating Activities	**-350,585**	**-15,969**	**-334,615**	**310,097**

<Note>Amounts less than one million yen are omitted.

	1st Half '05 (A)	1st Half '04 (B)	(A)-(B)	'04(C)
Ⅱ. Cash Flows from Investing Activities :				
Purchases of Investment Securities	-1,414,013	-3,626,512	2,212,498	-6,379,365
Sales of Investment Securities	729,278	1,544,282	-815,004	2,853,137
Redemptions of Investment Securities	1,021,554	2,019,260	-997,706	3,319,477
Increase in Money Held in Trust	-239	-580	341	-580
Decrease in Money Held in Trust	-	5,356	-5,356	5,629
Purchases of Premises and Equipment	-16,206	-14,914	-1,292	-27,561
Proceeds from Sales of Premises and Equipment	1,528	4,738	-3,209	7,579
Purchases of Stocks of Subsidiaries	-	-	-	-10,019
Net Cash from Investing Activities	**321,901**	**-68,369**	**390,270**	**-231,703**
Ⅲ. Cash Flows from Financing Activities				
Increase in Subordinated Borrowings	-	20,000	-20,000	35,000
Decrease in Subordinated Borrowings	-13,000	-60,000	47,000	-175,000
Proceeds from Subordinated Bonds and Convertible Bonds	5,000	-	5,000	161,247
Redemption of Subordinated Bonds and Convertible Bonds	-	-	-	-100,000
Proceeds from Minority Interests	-	-	-	150
Dividends Paid	-7,335	-7,326	-8	-7,326
Dividends Paid to Minority Interests	-3,267	-2,852	-414	-4,592
Increase in Treasury Stock	-186	-404	217	-698
Decrease in Treasury Stock	1	3,156	-3,154	3,186
Net Cash from Financing Activities	**-18,787**	**-47,426**	**28,639**	**-88,032**
Ⅳ. Effect of Exchange Rate Changes on Cash and Cash Equivalents	**-55**	**105**	**-161**	**134**
Ⅴ. Net Increase in Cash and Cash Equivalents	**-47,527**	**-131,659**	**84,132**	**-9,504**
Ⅵ. Cash and Cash Equivalents at the Beginning of the Period	**448,014**	**457,518**	**-9,504**	**457,518**
Ⅶ. Cash and Cash Equivalents at the End of the Period	**400,486**	**325,859**	**74,627**	**448,014**

<Note>Amounts less than one million yen are omitted.

Mitsui Trust Holdings, Inc.

Business Results for the First Half of Fiscal Year Ended September 30, 2005 <Non-Consolidated>

33-1,Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan
Listed Stock Exchanges : Tokyo,Osaka,Nagoya
Stock Code Number : 8309
(URL http://www.mitsuitrust-fg.co.jp/)
Date of Board of Directors' Meeting : November 24 , 2005
President : Kiichiro Furusawa

1.Business Results for the 1st Half of Fiscal Year 2005 (from April 1, 2005 to September 30 , 2005)

(1)Business Results

<Note>Amounts less than one million yen are omitted.

	Operating Income (year on year change)		Operating Profits (year on year change)		Ordinary Profits (year on year change)		Net Income (year on year change)	
	yen in millions	%	yen in millions	%	yen in millions	%	yen in millions	%
1st Half '05	24,626	-45.8	21,939	-45.0	21,867	-44.9	21,790	-45.1
1st Half '04	45,446	267.0	39,867	448.9	39,700	455.9	39,678	466.4
'04	48,976		38,293		37,997		37,953	

	Net Income per Common Share
	yen
1st Half '05	26.48
1st Half '04	48.20
'04	39.70

Note: 1.Average Number of Common Shares Outstanding
1st Half of Year Ended September 30,2005 : 822,823,946 shares
1st Half of Year Ended September 30,2004 : 823,170,379 shares
The Year Ended March 31,2005 : 823,087,885 shares

(2)Dividend Payment per Common Share

	Interim Dividend per Share	Annual Dividend per Share
	yen	yen
1st Half '05	0.00	-
1st Half '04	0.00	-
'04	-	2.50

(3)Financial Position

	Total Assets	Net Capital	Net Capital Ratio	Net Capital per Common Share
	yen in millions	yen in millions	%	yen
1st Half '05	672,409	567,585	84.4	164.48
1st Half '04	860,054	555,104	64.5	149.26
'04	658,142	553,165	84.0	140.54

Note: 1.Number of Common Shares Issued at
1st Half of Year Ended September 30,2005 : 822,807,535 shares
1st Half of Year Ended September 30,2004 : 823,067,754 shares
The Year Ended March 31,2005 : 822,830,932 shares

2.Number of Treasury Shares at
1st Half of Year Ended September 30,2005 : 1,537,678 shares
1st Half of Year Ended September 30,2004 : 1,072,917 shares
The Year Ended March 31,2005 : 1,377,919 shares

2. Estimate for This Fiscal Year (from April 1 , 2005 to March 31 , 2006)

	Operating Income	Ordinary Profits	Net Income	Dividend Payment per Common Share	
				Year-end	
	yen in millions	yen in millions	yen in millions	yen	yen
Annual	25,000	20,000	20,000	4.00	4.00

Estimate of Net Income per Common Share : 17.89 yen

The above estimate is based on information available at this moment and plan. Actual result may differ from the estimate , depending on future events.

Mitsui Trust Holdings, Inc.

Non-consolidated Balance Sheets

(yen in millions)

	1st Half '05(A)	1st Half '04(B)	(A)-(B)	'04 (C)	(A)-(C)
Assets					
Current Assets	38,725	26,886	11,839	25,021	13,704
Cash and Due from Banks	33,794	16,928	16,866	15,780	18,014
Income Taxes Refundable	4,697	8,592	-3,895	8,898	-4,201
Other Current Assets	233	1,365	-1,131	341	-108
Non-current Assets	633,641	833,032	-199,391	633,035	605
Tangible Fixed Assets	0	0	-0	0	-0
Intangible Fixed Assets	0	1	-0	0	-0
Investments	633,639	833,030	-199,390	633,033	606
Investments(Stocks)	667	78	589	78	589
Investments in Subsidiaries(Stocks)	632,183	631,958	225	632,033	150
Investments in Subsidiaries(Bonds)	-	100,000	-100,000	-	-
Investments in Subsidiaries(Convertible Bonds)	231	456	-225	381	-150
Long-term Loans to Subsidiaries	-	100,000	-100,000	-	-
Other Investments	557	537	20	540	17
Deferred Assets	42	135	-92	85	-42
Total Assets	672,409	860,054	-187,644	658,142	14,267
Liabilities					
Current Liabilities	752	771	-18	818	-66
Accrued Expenses	653	649	4	634	19
Reserve for Employees' Bonus	43	38	4	43	0
Other Current Liabilities	55	83	-27	141	-85
Non-Current Liabilities	104,070	304,178	-200,107	104,157	-86
Bonds	103,300	203,300	-100,000	103,300	-
Convertible Bonds	231	456	-225	381	-150
Long-term Borrowed Money	-	100,000	-100,000	-	-
Reserve for Employee Retirement Benefits	429	355	73	386	42
Reserve for Expenses Related to EXPO 2005 Japan	110	66	43	89	20
Total Liabilities	104,823	304,950	-200,126	104,976	-152
Stockholders' Equity					
Capital Stock	261,579	261,467	112	261,504	75
Capital Surplus	244,989	244,873	115	244,913	75
Capital Surplus Reserve	244,982	244,869	112	244,907	75
Other Capital Surplus	7	3	3	6	0
Retained Earnings	61,955	49,225	12,729	47,500	14,454
Unappropriated Earned Surplus	61,955	49,225	12,729	47,500	14,454
Treasury stocks	-938	-461	-476	-752	-185
Total Stockholders' Equity	567,585	555,104	12,481	553,165	14,419
Total Liabilities and Stockholders' Equity	672,409	860,054	-187,644	658,142	14,267

(note) Amounts less than one million yen are omitted.

Mitsui Trust Holdings, Inc.

Non-consolidated Statements of Income

(Yen in Millions)

	1st Half '05(A)	1st Half '04(B)	(A)-(B)	'04
Operating Income	**24,626**	**45,446**	**-20,819**	**48,976**
Interest and Dividends on Securities in Subsidiaries	23,527	44,398	-20,870	46,946
Fees and Commissions Received from Subsidiaries	1,099	1,047	51	2,029
Operating Expenses	**2,687**	**5,578**	**-2,891**	**10,682**
Interest Expenses	1,745	4,713	-2,968	8,997
General and Administrative Expenses	941	865	76	1,685
Operating Profits	**21,939**	**39,867**	**-17,927**	**38,293**
Non-Operating Income	**113**	**14**	**98**	**24**
Non-Operating Expenses	**186**	**181**	**4**	**320**
Ordinary Profits	**21,867**	**39,700**	**-17,833**	**37,997**
Income Before Income Taxes	**21,867**	**39,700**	**-17,833**	**37,997**
Provision for Income Taxes	**14**	**1**	**12**	**3**
Deferred Income Taxes	**62**	**20**	**42**	**40**
Net Income	**21,790**	**39,678**	**-17,888**	**37,953**
Unappropriated Profits at the Beginning of the Term	**40,165**	**9,547**	**30,617**	**9,547**
Unappropriated Profits at the End of the Term	**61,955**	**49,225**	**12,729**	**47,500**

〈note〉Amounts less than one million yen are omitted.

Financial Highlights for 1H.FY3/06

November 24, 2005

Mitsui Trust Holdings, Inc.

The Point of Explanation

Ⅰ Summary of Business Results for 1H.FY3/06

1. Profit and Loss

(1) Mitsui Trust Holdings, Non-consolidated

【Non-consolidated】 (Unit: yen billion)

	No.	1H.FY3/06	Change	1H.FY3/05
Ordinary income	1	24.7	(20.7)	45.4
Recurring profit	2	21.8	(17.8)	39.7
Net income	3	21.7	(17.8)	39.6

(2) Mitsui Trust Holdings, Consolidated

【Consolidated】 (Unit: yen billion)

	No.	1H.FY3/06	Change	1H.FY3/05
Ordinary income	4	223.7	(20.6)	244.4
Recurring profit	5	67.6	(8.7)	76.4
Net income	6	58.6	23.3	35.3

Subsidiaries and affiliates (Unit: No. of company)

	No.	Half-9/2005	Change	End-3/2005
Number of consolidated subsidiaries	7	27	-	27
No. of affiliates accounted for by the equity method	8	3	-	3

(3) Combined Totals of The Chuo Mitsui Trust and Banking [CMTB] and Mitsui Asset Trust and Banking [MATB]

【CMTB+MATB, Non-consolidated】 (Unit: yen billion)

		No.	1H.FY3/06	Change	1H.FY3/05
Gross operating profit		1	129.6	(10.6)	140.2
[Gross operating profit (after trust a/c credit costs)]	(1-6)	2	[128.1]	[(3.2)]	[131.3]
Trust fees		3	37.5	(12.0)	49.6
Trust fees (before trust a/c credit costs)		4	39.0	(19.4)	58.5
Fees on Loan Trusts and JODMTs*, before trust a/c credit costs		5	16.0	(17.2)	33.2
Trust a/c credit costs	(minus)	6	1.5	(7.4)	8.9
Net interest income		7	52.1	1.6	50.5
Domestic		8	45.6	4.9	40.6
International		9	6.5	(3.3)	9.8
Net fees and commissions		10	36.5	9.0	27.4
Net trading profit		11	2.3	(2.0)	4.3
Net other operating profit		12	(0.4)	0.1	(0.6)
Net bond related profit		13	(6.4)	4.8	(11.2)
Operating expenses	(minus)	14	49.6	(8.1)	57.7
Personnel related	(minus)	15	17.2	(6.4)	23.7
Non-personnel related	(minus)	16	29.9	(1.2)	31.1
Business taxes	(minus)	17	2.4	(0.4)	2.9
Pre-provision profit	(1-14)	18	80.0	(2.4)	82.5
[Excluding net bond related profit]	(18-13)	19	(86.4)	(7.3)	(93.7)
Transfer to the general reserve	(minus)	20	(7.9)	(7.9)	0.0
Net operating profit before trust a/c credit costs	(18-20)	21	87.9	5.4	82.5
Net operating profit	(18-20-6)	22	86.4	12.9	73.5
Net other profit		23	(22.9)	(21.2)	(1.7)
Net stock related profit		24	9.9	(8.9)	18.8
Banking a/c credit costs	(minus)	25	29.4	15.2	14.1
Recurring profit		26	63.4	(8.3)	71.8
Extraordinary profit		27	0.3	2.4	(2.0)
Net transfer from reserve for possible loan losses	[Note]	28	0.0	(1.4)	1.4
Net income before income taxes		29	63.8	(5.9)	69.7
Current income taxes	(minus)	30	3.8	3.1	0.7
Deferred income taxes	(minus)	31	0.0	(33.8)	33.8
Net income		32	59.8	24.7	35.1

*JODMTs: Jointly Operated Designated Money Trusts

[Note] Net of transfer from general reserve, transfer to reserve for specific loan losses, and transfer to reserve for restructuring countries is posted as extraordinary profit

		No.	1H.FY3/06	Change	1H.FY3/05
Credit costs (minus)	(6+20+25-28)	33	22.9	1.2	21.7

≪Reference≫

【CMTB】【MATB】

(Unit: yen billion)

		No.	CMTB, Non-consolidated			MATB, Non-consolidated		
			1H.FY3/06	Change	1H.FY3/05	1H.FY3/06	Change	1H.FY3/05
Gross operating profit		1	112.4	(11.6)	124.1	17.1	1.0	16.1
[Gross operating profit after trust a/c credit costs]	(1-6)	2	(110.9)	(4.2)	(115.1)	(17.1)	(1.0)	(16.1)
Trust fees		3	17.8	(10.3)	28.1	19.7	(1.7)	21.4
Trust fees (Before trust a/c credit costs)		4	19.3	(17.7)	37.1	19.7	(1.7)	21.4
Fees on Loan Trusts and JODMTs*, before trust a/c credit costs		5	16.0	(17.2)	33.2	0.0	0.0	0.0
Trust a/c credit costs	(minus)	6	1.5	(7.4)	8.9	0.0	0.0	0.0
Net interest income		7	52.1	1.6	50.5	(0.0)	(0.0)	0.0
Domestic		8	45.6	4.9	40.6	(0.0)	(0.0)	0.0
International		9	6.5	(3.3)	9.8	0.0	0.0	0.0
Net fees and commissions		10	39.0	6.3	32.7	(2.5)	2.7	(5.3)
Net trading profit		11	2.3	(2.0)	4.3	0.0	0.0	0.0
Net other operating profit		12	(0.4)	0.1	(0.6)	0.0	0.0	0.0
Net bond related profit		13	(6.4)	4.8	(11.2)	0.0	0.0	0.0
Operating expenses	(minus)	14	43.0	(6.5)	49.6	6.5	(1.5)	8.1
Personnel related	(minus)	15	14.8	(5.4)	20.3	2.3	(1.0)	3.3
Non-personnel related	(minus)	16	25.8	(0.6)	26.4	4.1	(0.5)	4.7
Business taxes	(minus)	17	2.3	(0.4)	2.8	0.0	0.0	0.0
Pre-provision profit	(1-14)	18	69.4	(5.1)	74.5	10.5	2.6	7.9
[Excluding net bond related profit]	(18-13)	19	[75.8]	[(9.9)]	[85.7]	[10.5]	[2.6]	[7.9]
Transfer to the general reserve	(minus)	20	(7.9)	(7.9)	0.0	0.0	0.0	0.0
Net operating profit before trust a/c credit costs	(18-20)	21	77.3	2.8	74.5	10.5	2.6	7.9
Net operating profit	(18-20-6)	22	75.8	10.2	65.5	10.5	2.6	(7.9)
Net other profit		23	(21.9)	(20.6)	(1.2)	(1.0)	(0.5)	(0.4)
Net stock related profit		24	9.9	(8.9)	18.8	0.0	0.0	0.0
Banking a/c credit costs	(minus)	25	29.4	15.2	14.1	0.0	0.0	0.0
Recurring profit		26	53.9	(10.3)	64.2	9.5	2.0	7.5
Extraordinary profit		27	0.3	3.1	(2.8)	(0.0)	(0.7)	0.7
Net transfer from reserve for possible loan losses	[Note]	28	0.0	(1.4)	1.4	0.0	0.0	0.0
Net income before income taxes		29	54.2	(7.1)	61.4	9.5	1.2	8.3
Current income taxes	(minus)	30	0.1	(0.1)	0.2	3.6	3.2	0.4
Deferred income taxes	(minus)	31	0.0	(31.0)	31.0	0.0	(2.8)	2.8
Net income		32	54.0	23.9	30.1	5.8	0.8	5.0

*JODMTs: Jointly Operated Designated Money Trusts

[Note] Net of transfer from general reserve, transfer to reserve for specific loan losses, and transfer to reserve for restructuring countries is posted as extraordinary profit.

Credit costs	(minus) (6+20+25-28)	33	22.9	1.2	21.7	(0.0)	(0.0)	(0.0)

2. Capital Adequacy Ratio

(1) Mitsui Trust Holdings, Consolidated

【Consolidated】 (Unit: yen billion, %)

	No.	Half-9/2005			End-3/2005	Half-9/2004
			6 months chg.	YoY		
Total capital	1	1,015.4	51.4	65.3	964.0	950.1
Tier1	2	697.0	61.3	103.3	635.6	593.6
Risk Adjusted Assets	3	9,218.6	(101.8)	(249.4)	9,320.5	9,468.0
Capital adquacy ratio	4	11.01	0.67	0.98	10.34	10.03
Tier1 ratio	5	7.56	0.74	1.29	6.82	6.27
Net deferred tax assets*	6	208.8	(14.3)	(34.0)	223.2	242.9
Ratio (6÷2)	7	29.9	(5.1)	(10.9)	35.1	40.9

*Deferred tax assets - deferred tax liabilities

(2) CMTB, Non-consolidated

(Unit: yen billion, %)

	No.	Half-9/2005			End-3/2005	Half-9/2004
			6 months chg.	YoY		
Total capital	8	956.5	44.7	66.8	911.7	889.7
Tier1	9	639.3	54.9	104.6	584.4	534.6
Risk Adjusted Assets	10	9,254.6	(48.0)	(180.9)	9,302.7	9,435.5
Capital adequacy ratio	11	10.33	0.53	0.91	9.80	9.42
Tier1 ratio	12	6.90	0.62	1.24	6.28	5.66

(3) MATB, Non-consolidated

(Unit: yen billion, %)

	No.	Half-9/2005			End-3/2005	Half-9/2004
			6 months chg.	YoY		
Total capital	13	39.0	5.8	1.0	33.2	38.0
Tier1	14	39.0	5.8	1.0	33.2	38.0
Risk Adjusted Assets	15	35.7	2.0	(5.7)	33.7	41.5
Capital adequacy ratio	16	109.21	10.64	17.63	98.57	91.58
Tier1 ratio	17	109.19	10.65	17.63	98.54	91.56

Ⅱ Actions toward Management Objectives

【Enhancement of Profitability】

1. Enlargement of revenues

～Recomposition of Revenue Structure～

→ Enhance profitability by raising the contribution of strategic products, such as asset management businesses, loans to individuals, real estate asset finance and alternative investments.

Composition of revenues by business unit【CMTB+MATB】


Managerial accounting basis
Composition of revenues by business unit
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
56%
1%
15%
28%
45%
3%
15%
37%
37%
2%
15%
46%
FY3/04
FY3/05
1H.FY3/06
Corporate loans and bond investment
Strategic products
●Alternative investment
●Loans to individuals, real estate asset finance
●Asset management business
□Asset management business
□Alternative investments
□Loans to individuals, real estate asset finance
□Corporate loans and bond investment

(1) Enhancement of asset management business

①Investment trust and annuity insurance sales【CMTB】

→ Posted record high sales fees of yen17.2bn (up 2.7bn from original outlook) by enhancing sales of investment trust and annuity insurance products

(Unit: yen billion)

	1H.FY3/05 Actual	1H.FY3/06 Actual	Change
Investment trust related fees	4.0	5.0	1.0
Annuity insurance related fees	8.3	12.1	3.7
Total	12.4	17.2	4.8
Investment trust sales amount (*)	135.4	160.1	24.7
Annuity insurance sales amount	152.8	217.9	65.1
Total	288.2	378.0	89.8

(*) Excluding MMF

②Real estate business related fees【CMTB】

→ Posted record high fee income of yen13bn (up 2bn from original outlook) by capturing needs of corporate restructuring and real estate funds

(Unit: yen billion)

	1H.FY3/05 Actual	1H.FY3/06 Actual	Change
Real estate business related fees (*)	11.2	13.0	1.8

(*) Trust fees and net fees and commissions related to real estate business

(2) Loans to individuals, Real estate asset finance

①Loans to individuals 【CMTB】

→ Posted record high origination of housing loans for half-year of yen365.9bn (up 65.8bn YoY) by continued effort to enhance housing loan sales

(Unit: yen billion)

	1H.FY3/05 Actual	1H.FY3/06 Actual	Change
Housing loan origination	300.1	365.9	65.8

(*) Loan approval basis

	End-3/2005	Half-9/2005	Change
Loans to individuals (*1)	2,921.5	3,035.1	113.6
Balance of housing loans	2,348.1	2,500.5	152.4

(*) Balance before housing loans securitization.

②Real estate asset finance 【CMTB】

→ Conversion of business model to fee-oriented business utilizing securitization methods, by taking advantage of position as leading player in real estate asset finance

[Securitization of real estate asset finance in 1H.FY3/06: yen90.5bn]

(Unit: yen billion)

	End-3/2005	Half-9/2005	Change
Balance of real estate asset finance (*)	968.8	870.3	(98.5)

(*) Balance after real estate asset finance securitization

(3) Alternative investment 【CMTB】

→ Pursue profit while controlling risks by diversification of investment, such as securitization products, foreign investment trusts, real state equities and private equities

(Unit: yen billion)

	1H.FY3/05 Actual	1H.FY3/06 Actual	Change
Returns	3.2	8.4	5.2
End balance	approx. 610.0	approx. 730.0	approx. 120.0
Average balance	approx. 470.0	approx. 700.0	approx. 230.0

(4) New Businesses

M&A・turnaround management related finance

→ Pursue the corporate needs of M&A and turnaround related finance thorough leveraged loans and DIP finance.

Small business loans

→ Chuo Mitsui Trust and Chuo Mitsui Finance Service started full-scale operation of small business lending in 1H. FY3/06.

Securities brokerage business

→ As a measure to broaden our product line-up, started sales of foreign bonds to individual customers, as the trend of individual financial asset shifts from savings to investment (October, 2005)

Reverse mortgage

→ Started reverse mortgage in March 2005, loan to support living expenses of post-retirement years, by taking home as collateral Several Improvements made to our products to meet the individual customers' needs in November 2005.

Private Banking

→ Newly opened exclusive room for private banking, where individual customers can consult on asset management, inheritance and other services in November 2005

2. Operating expenses

～Thorough Low Cost Operations～

→ Continue to promote low cost operation to maintain top tier efficiency

【CMTB+MATB】 (Unit: yen billion)

	1H.FY3/05 Actual	1H.FY3/06 Actual	Change
Operating expenses	57.7	49.6	(8.1)
Personnel expenses	23.7	17.2	(6.4)
Non-personnel expenses	31.1	29.9	(1.2)
Taxes	2.9	2.4	(0.4)

Overhead ratio(*)	41.1%	38.2%	(2.9)%

(*) Over head ratio: operating expenses / gross operating profit

【Strengthen Financial Base】

4. Disposal of Non-performing Assets

(1) Credit Costs



70.0
(Yen billion)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
32.1%
58.3
22.9%
43.9
18.4%
35.0
Of which
1H.FY3/06
(22.9)
FY3/04
FY3/05
FY3/06(E)
Credit cost
Credit costs / Pre-provision profit

(2) Balance of Non-performing Assets based on the Financial Revitalization Law and NPLs Ratio



500.0
(Yen billion)
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
4.9%
468.0
2.8%
260.1
2.2%
196.9
End-3/2004
End-3/2005
Half-9/2005
Balance of NPLs
NPLs ratio

4. Reduction of the Stock Portfolio

【Mitsui Trust Holdings, Consolidated】



(yen billion)
750.0
700.0
650.0
600.0
550.0
500.0
450.0
400.0
100%
90%
80%
70%
60%
50%
95%
535.4
559.1
73%
469.5
635.6
67%
472.2
697.0
End-3/2004
End-3/2005
Half-9/2005
Acquisition cost ①
Tier1 ②
Ratio (①/②)

Ⅲ Outlook for FY3/06

(1) Mitsui Trust Holdings, Non-consolidated

【Non-consolidated】 (Unit: Yen billion)

	No.	FY3/06			FY3/05
		1H.FY3/06 Actual	Outlook	Chg. From FY3/05	Actual
Ordinary income	1	24.7	25.0	(24.0)	49.0
Recurring profit	2	21.8	20.0	(17.9)	37.9
Net income	3	21.7	20.0	(17.9)	37.9

Dividends per share: common stocks	4	-	4 yen 00 sen	1 yen 50 sen	2 yen 50 sen
Dividends per share: Class I preferred stocks	5	-	40 yen 00 sen	-	40 yen 00 sen
Dividends per share: Class II preferred stocks	6	-	14 yen 40 sen	-	14 yen 40 sen
Dividends per share: Class III preferred stocks	7	-	20 yen 00 sen	-	20 yen 00 sen

(2) Mitsui Trust Holdings, Consolidated

【Consolidated】 (Unit: Yen billion)

	No.	FY3/06			FY3/05
		1H.FY3/06 Actual	Outlook	Chg. From FY3/05	Actual
Ordinary income	8	223.7	460.0	(50.9)	510.9
Recurring profit	9	67.6	140.0	(17.4)	157.4
Net income	10	58.6	120.0	26.0	94.0

(3) Combined totals of The Chuo Mitsui T/B and Mitsui Asset T/B

【CMTB+MATB】 (Unit: Yen billion)

	No.	FY3/06			FY3/05
		1H.FY3/06 Actual	Outlook	Chg. From FY3/05	Actual
Pre-provision profit	11	80.0	190.0	(1.1)	191.1
Net operating profit	12	86.4	184.0	12.1	196.1
Recurring profit	13	63.4	130.0	19.9	149.9
Net income	14	59.8	120.0	27.9	92.1

Credit costs (minus)	15	22.9	35.0	(8.9)	43.9

<<Reference>> Financial Statements of Subsidiary Banks

Highlights of Financial Results For 1H.FY3/06

【CMTB】【MATB】 (Unit: yen million)

	CMTB (Non-consolidated)				MATB (Non-consolidated)			
	1H.FY3/06(A)		1H.FY3/05(B)	FY3/05	1H.FY3/06(A)		1H.FY3/05(B)	FY3/05(C)
		Change (A)-(B)	(B)	(C)	(D)	Change (D)-(E)	(E)	(F)
Ordinary Income	172,542	(22,865)	195,408	411,990	23,302	(173)	23,476	46,422
Ordinary Profit	53,903	(10,377)	64,280	133,020	9,573	2,046	7,527	16,930
Net Income	54,078	23,926	30,151	82,022	5,818	806	5,011	10,143
Number of Common Shares Issued (thousand share)	1,245,470	204	1,245,265	1,245,333	600	0	600	600
Common Shares Outstanding (thousand share)	1,245,334	77	1,245,256	1,245,261	600	0	600	600
Net Income per Common Share (yen)	43.43	19.22	24.21	61.63	9,696.72	1,344.85	8,351.87	16,905.23
Total Assets	12,541,897	(111,513)	12,653,411	12,794,515	162,789	(10,883)	173,673	185,546
Net Capital	699,196	179,271	519,924	617,864	39,065	1,049	38,016	43,147
Net Capital Ratio	5.5%	1.4%	4.1%	4.8%	23.9%	2.1%	21.8%	23.2%
Net Capital per Common Share (yen)	214.33	143.93	70.41	144.81	65,109.51	1,749.30	63,360.20	71,911.73

(Notes) Formulas for Computing ratio are as follows

Net income per common share

$$\frac{\text{Net income - Total dividends on preferred stock}}{\text{Average number of common stock during the period}^{※}}$$

Shareholders' equity per common share

$$\frac{\text{Shareholders' equity at end of period - Deduction from shareholders' equity}^{※※}}{\text{Number of common stock at end of period}^{※}}$$

※ excluding treasury stock

※※ number of preferred stock × issue price + total dividends on preferred stock

Fnancial Statements of The Chuo Mitsui Trust and Banking

Consolidated Balance Sheets (Banking Account)

【CMTB Consolidated】 (Unit: yen million)

	1H.FY3/06(A)	1H.FY3/05(B)	Change (A)-(B)	FY3/05(C)	Change (A)-(C)
Assets					
Cash and Due from Banks	371,361	340,297	31,063	452,564	(81,203)
Call Loans and Bills Bought	30,524	4,041	26,483	12,010	18,513
Receivables under Resale Agreements	20,899	900	19,999	900	19,999
Receivables under Securities Borrowing Transactions	168,738	207,403	(38,665)	53,750	114,988
Monetary Claims Bought	114,068	104,664	9,404	116,341	(2,273)
Trading Assets	22,352	27,073	(4,720)	29,249	(6,896)
Money Held in Trust	12,526	12,176	349	11,785	740
Investment Securities	3,711,391	3,769,053	(57,661)	3,905,010	(193,619)
Loans and Bills Discounted	7,110,065	7,187,405	(77,340)	7,194,583	(84,518)
Foreign Exchanges	878	917	(39)	1,881	(1,002)
Other Assets	326,318	326,969	(650)	326,462	(144)
Premises and Equipment	217,219	226,533	(9,314)	219,173	(1,954)
Deferred Tax Assets	221,870	244,637	(22,766)	232,958	(11,087)
Goodwill	9,037	0	9,037	9,109	(72)
Customers' Liabilities for Acceptances and Guarantees	894,732	553,256	341,475	771,790	122,941
Reserve for Possible Loan Losses	(70,510)	(83,457)	12,947	(66,190)	(4,320)
Total Assets	**13,161,473**	**12,921,871**	**239,601**	**13,271,381**	**(109,908)**
Liabilities					
Deposits	8,882,109	8,892,838	(10,729)	8,732,125	149,983
Negotiable Certificates of Deposit	258,140	170,230	87,910	222,010	36,130
Call Money and Bills Sold	143,607	97,857	45,749	245,731	(102,123)
Payables under Repurchase Agreements	10,792	0	10,792	49,999	(39,207)
Payables under Securities Lending Transactions	602,303	794,772	(192,468)	875,826	(273,522)
Trading Liabilities	4,054	6,541	(2,487)	8,226	(4,172)
Borrowed Money	163,403	274,071	(110,667)	172,072	(8,669)
Foreign Exchanges	3	7	(3)	36	(33)
Bonds and Notes	209,820	138,541	71,279	199,675	10,145
Convertible Bonds and Notes	462	912	(450)	762	(300)
Payable to Trust Account	1,118,945	1,286,976	(168,030)	1,237,214	(118,268)
Other Liabilities	137,649	176,097	(38,447)	111,207	26,441
Reserve for Employees' Bonus	2,746	2,563	183	2,729	16
Reserve for Employee Retirement Benefits	1,238	665	573	1,181	57
Deferred Tax Liabilities	16,058	6,177	9,880	12,914	3,143
Goodwill	0	1,228	(1,228)	0	0
Acceptances and Guarantees	894,732	553,256	341,475	771,790	122,941
Total Liabilities	**12,446,067**	**12,402,736**	**43,330**	**12,643,504**	**(197,437)**
Minority Interest					
Minority Interest	**2,469**	**1,247**	**1,222**	**2,030**	**438**
Stockholders' Equity					
Capital Stock	356,381	356,269	112	356,306	75
Capital Surplus	105,696	105,583	112	105,621	75
Retained Earnings	146,631	49,840	96,790	105,745	40,885
Revaluation Reserve for Land, Net of Taxes	(15,523)	(14,762)	(760)	(14,810)	(713)
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	120,416	21,605	98,810	73,592	46,824
Foreign Currency Translation Adjustments	(666)	(649)	(16)	(610)	(56)
Total Stockholders' Equity	**712,936**	**517,887**	**195,048**	**625,846**	**87,089**
Total Liabilities , Minority Interest in Consolidated Subsidiaries and Stockholders' Equity	**13,161,473**	**12,921,871**	**239,601**	**13,271,381**	**(109,908)**

<Note>Amounts less than one million yen are omitted.

Mitsui Trust Holdings,Inc.

Consolidated Statements of Income

【CMTB Consolidated】 (Unit: yen million)

	1H.FY3/06(A)	1H.FY3/05(B)	Change (A)-(B)	FY3/05(C)
Ordinary Income	**203,184**	**223,761**	**(20,576)**	**470,133**
Trust Fees	17,827	28,173	(10,345)	48,148
Interest Income	72,871	73,950	(1,078)	159,941
Interest on Loans and Bills Discounted	43,455	51,108	(7,652)	103,123
Interest and Dividends on Investment Securities	24,998	21,819	3,178	53,553
Fees and Commissions Received	56,856	47,143	9,713	97,820
Trading Revenue	2,336	4,853	(2,517)	7,793
Other Operating Income	10,832	21,630	(10,797)	74,841
Other Income	42,459	48,011	(5,552)	81,589
Ordinary Expenses	**145,493**	**155,137**	**(9,644)**	**330,204**
Interest Expenses	22,974	23,605	(631)	46,519
Interest on Deposits	8,715	10,467	(1,752)	19,725
Fees and Commissions Paid	2,461	2,543	(82)	5,159
Trading Expenses	0	465	(465)	737
Other Operating Expenses	10,916	22,160	(11,244)	56,369
General and Administrative Expenses	58,258	56,544	1,714	114,312
Other Expenses	50,882	49,818	1,063	107,105
Ordinary Profits	**57,691**	**68,623**	**(10,932)**	**139,929**
Extraordinary Profits	**1,317**	**1,126**	**191**	**1,744**
Extraordinary Losses	**1,074**	**4,846**	**(3,772)**	**9,300**
Income before Income Taxes	**57,934**	**64,902**	**(6,968)**	**132,374**
Provision for Income Taxes	**1,756**	**2,417**	**(661)**	**2,582**
Deferred Income Taxes	**540**	**28,943**	**(28,403)**	**40,308**
Minority Interests in Net Income	**460**	**1,028**	**(567)**	**1,111**
Net Income	**55,176**	**32,513**	**22,663**	**88,370**

<note> Amounts less than one million yen are omitted.

Mitsui Trust Holdings,Inc.

Consolidated Statements of Capital Surplus and Retained Earnings (Banking Account)

【CMTB Consolidated】 (Unit: yen million)

	1H.FY3/06(A)	1H.FY3/05(B)	Change (A)-(B)	FY3/05(C)
Capital Surplus:				
Capital Surplus at Beginning of the Period	**105,621**	**105,578**	**42**	**105,578**
Increase of Capital Surplus	**75**	**5**	**70**	**42**
Conversion of Bonds with Warrants	75	5	70	42
Capital Surplus at End of the Period	**105,696**	**105,583**	**112**	**105,621**
Retained Earnings:				
Retained Earnings at Beginning of the Period	**105,745**	**52,303**	**53,442**	**52,303**
Increase of Retained Earnings	**55,889**	**32,539**	**23,349**	**88,444**
Net Income	55,176	32,513	22,663	88,370
Transfer from Land Revaluation Reserve	713	26	686	74
Decrease of Retained Earnings	**15,004**	**35,002**	**(19,998)**	**35,002**
Dividend declared	15,004	35,002	(19,998)	35,002
Retained Earnings at End of the Period	**146,631**	**49,840**	**96,790**	**105,745**

<Note>Amounts less than one million yen are omitted.

Non-Consolidated Balance Sheets (Banking Account)

【CMTB Non-consolidated】 (Unit: yen million)

	1H.FY3/06(A)	1H.FY3/05(B)	Change (A)-(B)	FY3/05(C)	Change (A)-(C)
Assets					
Cash and Due from Banks	366,916	339,423	27,492	449,908	(82,991)
Call Loans	30,000	0	30,000	11,388	18,611
Receivables under Resale Agreements	19,999	0	19,999	0	19,999
Receivables under Securities Borrowing Transactions	168,738	207,403	(38,665)	53,750	114,988
Monetary Claims Bought	101,634	96,396	5,238	105,234	(3,599)
Trading Assets	22,359	27,087	(4,728)	29,260	(6,901)
Money Held in Trust	6,582	6,434	148	6,273	308
Investment Securities	3,802,267	3,862,417	(60,149)	4,006,090	(203,822)
Loans and Bills Discounted	7,136,359	7,224,129	(87,769)	7,228,883	(92,524)
Foreign Exchanges	878	917	(39)	1,881	(1,002)
Other Assets	301,047	300,833	214	301,135	(87)
Premises and Equipment	124,247	132,867	(8,619)	127,138	(2,891)
Deferred Tax Assets	215,550	237,900	(22,350)	225,900	(10,350)
Customers' Liabilities for Acceptances and Guarantees	308,576	293,581	14,994	303,565	5,011
Reserve for Possible Loan Losses	(63,261)	(75,980)	12,719	(55,893)	(7,367)
Total Assets	**12,541,897**	**12,653,411**	**(111,513)**	**12,794,515**	**(252,618)**
Liabilities					
Deposits	8,941,146	8,941,407	(260)	8,797,194	143,952
Negotiable Certificates of Deposit	258,140	170,230	87,910	222,010	36,130
Call Money	93,607	97,857	(4,250)	245,731	(152,123)
Payables under Repurchase Agreements	10,792	0	10,792	49,999	(39,207)
Payables under Securities Lending Transactions	602,303	794,772	(192,468)	875,826	(273,522)
Bills Sold	50,000	0	50,000	0	50,000
Trading Liabilities	4,054	6,541	(2,487)	8,226	(4,172)
Borrowed Money	161,844	276,182	(114,337)	175,836	(13,991)
Foreign Exchanges	3	7	(3)	36	(33)
Bonds and Notes	187,311	116,100	71,211	177,347	9,964
Convertible Bonds and Notes	231	456	(225)	381	(150)
Payable to Trust Account	1,118,945	1,286,976	(168,030)	1,237,214	(118,268)
Other Liabilities	103,789	147,403	(43,614)	81,304	22,484
Reserve for Employees' Bonus	1,953	1,970	(17)	1,977	(24)
Acceptances and Guarantees	308,576	293,581	14,994	303,565	5,011
Total Liabilities	**11,842,701**	**12,133,486**	**(290,785)**	**12,176,651**	**(333,950)**
Shareholders' Equity					
Capital Stock	356,381	356,269	112	356,306	75
Capital Surplus	105,696	105,583	112	105,621	75
Capital Surplus Reserve	105,696	105,583	112	105,621	75
Retained Earnings	177,289	85,583	91,706	137,502	39,787
Earned Surplus Reserve	10,002	7,001	3,001	7,001	3,001
Unappropriated Earned Surplus	167,287	78,582	88,705	130,501	36,786
Net Income	54,078	30,151	23,926	82,022	(27,943)
Revaluation Reserve for land , Net of Taxes	(15,523)	(14,762)	(760)	(14,810)	(713)
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	75,351	(12,749)	88,101	33,244	42,107
Total Shareholders' Equity	**699,196**	**519,924**	**179,271**	**617,864**	**81,332**
Total Liabilities and Shareholders' Equity	**12,541,897**	**12,653,411**	**(111,513)**	**12,794,515**	**(252,618)**

<note> Amounts less than one million yen are omitted.

Mitsui Trust Holdings ,Inc.

Non-Consolidated Statements of Income (Banking Account)

【CMTB Non-consolidated】 (Unit: yen million)

	1H.FY3/06(A)	1H.FY3/05(B)	Change (A)-(B)	FY3/05(C)
Ordinary Income	**172,542**	**195,408**	**(22,865)**	**411,990**
Trust Fees	17,827	28,173	(10,345)	48,148
Interest Income	75,049	74,003	1,045	158,638
Interest on Loans and Bills Discounted	43,134	51,036	(7,902)	102,846
Interest and Dividends on Investment Securities	27,501	21,916	5,585	52,546
Fees and Commissions Received	47,443	41,259	6,184	85,221
Trading Revenue	2,336	4,858	(2,521)	7,800
Other Operating Income	10,439	21,493	(11,053)	74,479
Other Income	19,446	25,619	(6,173)	37,701
Ordinary Expenses	**118,639**	**131,127**	**(12,487)**	**278,969**
Interest Expenses	22,893	23,521	(627)	46,379
Interest on Deposits	8,790	10,518	(1,728)	19,864
Fees and Commissions Paid	8,351	8,482	(131)	16,859
Trading Expenses	0	465	(465)	737
Other Operating Expenses	10,916	22,154	(11,238)	56,362
General and Administrative Expenses	48,076	49,603	(1,526)	99,325
Other Expenses	28,401	26,899	1,501	59,304
Ordinary Profits	**53,903**	**64,280**	**(10,377)**	**133,020**
Extraordinary Profits	**1,302**	**1,978**	**(676)**	**1,732**
Extraordinary Losses	**943**	**4,818**	**(3,874)**	**9,243**
Income before Income Taxes	**54,261**	**61,440**	**(7,179)**	**125,509**
Provision for Income Taxes	**183**	**289**	**(106)**	**487**
Deferred Income Taxes	**0**	**31,000**	**(31,000)**	**43,000**
Net Income	**54,078**	**30,151**	**23,926**	**82,022**
Unappropriated Profits at the Beginning of the Term	**112,495**	**48,404**	**64,091**	**48,404**
Transfer from Land Revaluation Reserve	**713**	**26**	**686**	**74**
Unappropriated Profits at the End of the Term	**167,287**	**78,582**	**88,705**	**130,501**

<note> Amounts less than one million yen are omitted.

Balance Sheets (Trust Account — Unaudited)

【CMTB Non-consolidated】 (Unit: yen million)

	1H.FY3/06(A)	1H.FY3/05(B)	Change (A)-(B)	FY3/05(C)	Change (A)-(C)
Loans and Bills Discounted	1,378,857	1,651,407	(272,550)	1,502,177	(123,319)
Securities	73,660	88,520	(14,859)	84,760	(11,100)
Beneficiary Rights	5,180	579	4,600	486	4,693
Securities Held in Custody Accounts	264	266	(2)	266	(2)
Money Claims	67,404	84,049	(16,644)	75,713	(8,308)
Premises and Equipment	2,995,457	2,144,772	850,684	2,498,151	497,305
Surface Right	1,771	660	1,110	660	1,110
Lease Rights	3,908	1,554	2,354	1,685	2,223
Other Claims	31,751	44,914	(13,162)	28,219	3,532
Due from Banking Account	1,118,945	1,286,976	(168,030)	1,237,214	(118,268)
Cash and Due from Banks	149,965	78,609	71,356	115,871	34,094
Total Assets	**5,827,168**	**5,382,311**	**444,857**	**5,545,207**	**281,961**
Money Trusts	1,314,032	1,402,135	(88,103)	1,379,711	(65,679)
Property Formation Benefit Trusts	18,389	18,304	85	18,801	(412)
Loan Trusts	1,214,115	1,571,004	(356,889)	1,392,500	(178,384)
Money in Trust Other than Money Trust	410	433	(22)	420	(9)
Securities in Trust	270	273	(2)	272	(2)
Money Claims in Trust	71,702	87,965	(16,263)	79,737	(8,034)
Equipment Trusts	131	366	(235)	151	(20)
Real Estate Trusts	82,713	85,803	(3,090)	84,196	(1,482)
General Trusts	3,125,403	2,216,025	909,377	2,589,416	535,986
Total Liabilities	**5,827,168**	**5,382,311**	**444,857**	**5,545,207**	**281,961**

<note> Amounts less than one million yen are omitted.

Balance of Important Accounts

【CMTB Non-consolidated】 (Unit: yen million)

	1H.FY3/06(A)	1H.FY3/05(B)	Change (A)-(B)	FY3/05(C)	Change (A)-(C)
Total Funds	**11,745,823**	**12,103,081**	**(357,257)**	**11,810,217**	**(64,393)**
Deposits	8,941,146	8,941,407	(260)	8,797,194	143,952
Negotiable Certificates of Deposit	258,140	170,230	87,910	222,010	36,130
Money Trusts	1,314,032	1,402,135	(88,103)	1,379,711	(65,679)
Property Formation Benefit Trusts	18,389	18,304	85	18,801	(412)
Loan Trusts	1,214,115	1,571,004	(356,889)	1,392,500	(178,384)
Loans and Bills Discounted	**8,515,216**	**8,875,536**	**(360,320)**	**8,731,060**	**(215,844)**
Banking Account	7,136,359	7,224,129	(87,769)	7,228,883	(92,524)
Trust Account	1,378,857	1,651,407	(272,550)	1,502,177	(123,319)
Securities	**3,875,928**	**3,950,937**	**(75,009)**	**4,090,851**	**(214,923)**
Banking Account	3,802,267	3,862,417	(60,149)	4,006,090	(203,822)
Trust Account	73,660	88,520	(14,859)	84,760	(11,100)

<note> Amounts less than one million yen are omitted.

Financial Statements of Mitsui Asset Trust and Banking

Non-Consolidated Balance Sheets (Banking Account)

【MATB Non-consolidated】 (Unit: yen million)

	1H.FY3/06(A)	1H.FY3/05(B)	Change (A)-(B)	FY3/05(C)	Change (A)-(C)
Assets					
Cash and Due from Banks	52,152	44,816	7,335	58,054	(5,902)
Investment Securities	70,234	84,218	(13,984)	84,232	(13,998)
Other Assets	36,121	38,812	(2,690)	38,836	(2,714)
Premises and Equipment	1,617	1,840	(222)	1,687	(70)
Deferred Tax Assets	2,671	3,995	(1,323)	2,745	(73)
Reserve for Possible Loan Losses	(7)	(10)	2	(10)	3
Total Assets	**162,789**	**173,673**	**(10,883)**	**185,546**	**(22,756)**
Liabilities					
Deposits	123	151	(27)	117	6
Call Money	60,000	123,500	(63,500)	79,500	(19,500)
Borrowed Money	52,000	2,000	50,000	52,000	0
Payable to Trust Account	1,689	1,552	136	1,912	(222)
Other Liabilities	9,620	7,815	1,804	8,589	1,030
Reserve for Employees' Bonus	290	310	(19)	280	10
Reserve for Employee Retirement Benefits	0	327	(327)	0	0
Total Liabilities	**123,723**	**135,656**	**(11,933)**	**142,399**	**(18,675)**
Stockholders' Equity					
Capital Stock	11,000	11,000	0	11,000	0
Capital Surplus	21,246	21,246	0	21,246	0
Capital Surplus Reserve	21,246	21,246	0	21,246	0
Retained Earnings	6,823	5,773	1,050	10,905	(4,081)
Unappropriated Earned surplus	6,823	5,773	1,050	10,905	(4,081)
Net Income	5,818	5,011	806	10,143	(4,325)
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	(4)	(3)	(0)	(4)	0
Total Stockholders' Equity	**39,065**	**38,016**	**1,049**	**43,147**	**(4,081)**
Total Liabilities and Stockholders' Equity	**162,789**	**173,673**	**(10,883)**	**185,546**	**(22,756)**

<note> Amounts less than one million yen are omitted.

Non-Consolidated Statements of Income (Banking Account)

【MATB Non-consolidated】 (Unit: yen million)

	1H.FY3/06(A)	1H.FY3/05(B)	Change (A)-(B)	FY3/05(C)
Ordinary Income	**23,302**	**23,476**	**(173)**	**46,422**
Trust Fees	19,728	21,431	(1,703)	41,039
Interest Income	41	45	(4)	84
Interest and Dividends on Investment Securities	6	10	(4)	14
Fees and Commissions Received	3,395	1,902	1,493	5,032
Other Income	137	96	40	266
Ordinary Expenses	**13,729**	**15,949**	**(2,220)**	**29,492**
Interest Expenses	42	44	(1)	90
Fees and Commissions Paid	5,952	7,202	(1,249)	13,202
General and Administrative Expenses	7,347	8,166	(819)	15,856
Other Expenses	386	535	(149)	342
Ordinary Profits	**9,573**	**7,527**	**2,046**	**16,930**
Extraordinary Profits	**3**	**1,228**	**(1,225)**	**1,228**
Extraordinary Losses	**3**	**445**	**(442)**	**890**
Income before Income Taxes	**9,572**	**8,310**	**1,262**	**17,268**
Provision for Income Taxes	**3,681**	**413**	**3,267**	**2,988**
Deferred Income Taxes	**73**	**2,885**	**(2,812)**	**4,136**
Net Income	**5,818**	**5,011**	**806**	**10,143**
Unappropriated Profits at the Beginning of the Term	**1,005**	**762**	**243**	**762**
Unappropriated Profits at the End of the Term	**6,823**	**5,773**	**1,050**	**10,905**

<note> Amounts less than one million yen are omitted.

Balance Sheets (Trust Account — Unaudited)

【MATB Non-consolidated】 (Unit: yen million)

	1H.FY3/06(A)	1H.FY3/05(B)	Change (A)-(B)	FY3/05(C)	Change (A)-(C)
Securities	5,866,032	5,245,541	620,491	5,677,620	188,411
Beneficiary Rights	26,132,514	24,095,954	2,036,560	24,975,144	1,157,370
Money Claims	1,256,954	764,652	492,302	1,045,128	211,825
Other Claims	318	676	(358)	760	(442)
Due from Banking Account	1,689	1,552	136	1,912	(222)
Cash and Due from Banks	39,434	108,387	(68,953)	42,739	(3,305)
Total Assets	**33,296,944**	**30,216,764**	**3,080,179**	**31,743,306**	**1,553,637**
Money Trusts	14,985,864	13,884,815	1,101,049	14,629,907	355,957
Pension Trusts	5,922,576	6,395,632	(473,056)	5,999,513	(76,936)
Investment Trusts	7,174,268	5,305,863	1,868,405	6,115,693	1,058,574
Money in Trust Other than Money Trust	568,730	770,902	(202,172)	565,631	3,098
Securities in Trust	703,632	718,610	(14,977)	744,924	(41,291)
Money Claims in Trust	1,280,194	780,374	499,820	1,061,763	218,431
General Trusts	2,661,676	2,360,565	301,111	2,625,873	35,803
Total Liabilities	**33,296,944**	**30,216,764**	**3,080,179**	**31,743,306**	**1,553,637**

<note> Amounts less than one million yen are omitted.

Balance of Important Accounts

【MATB Non-consolidated】 (Unit: yen million)

	1H.FY3/06(A)	1H.FY3/05(B)	Change (A)-(B)	FY3/05(C)	Change (A)-(C)
Total Funds	**20,908,564**	**20,280,599**	**627,965**	**20,629,537**	**279,027**
Deposits	123	151	(27)	117	6
Money Trusts	14,985,864	13,884,815	1,101,049	14,629,907	355,957
Pension Trusts	5,922,576	6,395,632	(473,056)	5,999,513	(76,936)
Securities	**5,936,266**	**5,329,759**	**606,507**	**5,761,853**	**174,413**
Banking Account	70,234	84,218	(13,984)	84,232	(13,998)
Trust Account	5,866,032	5,245,541	620,491	5,677,620	188,411

<note> Amounts less than one million yen are omitted.